UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PLIANT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	43-2107725
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1475 Woodfield Road, Suite 700
Schaumburg, IL	60173
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  Series AA 13% Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share

Item 1.  Description of Registrant’s Securities to be Registered.

The following is a description of the terms of the Series AA Redeemable Preferred Stock, par value $.01 per share (the “Series AA Preferred Stock”), of Pliant Corporation,  a Delaware corporation (the “Company”).  The description of the terms of the Series AA Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation.

General

The Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of 335,650 shares of Series AA Preferred Stock, having an initial face amount of $1,000 per share.  As of November 13, 2006, the Company had 335,592 shares of Series AA Preferred Stock outstanding, with an aggregate initial face amount of $335,592,000 and an aggregate Stated Value (as defined below) of $344.5 million.  The outstanding shares of Series AA Preferred Stock are fully paid and nonassessable and have no preemptive rights.

The Company’s Amended and Restated Certificate of Incorporation also authorizes the issuance of  8,000 shares of Series M Preferred Stock, par value $.01 per share (the “Series M Preferred Stock”) and 100,050,000 shares of Common Stock, par value $.01 per share (the “Common Stock”).  As of November 13, 2006, the Company had no shares of Series M Preferred Stock and 100,003 shares of Common Stock outstanding.  All shares of Series M Preferred Stock are reserved for issuance to members of the Company’s management pursuant to the Company’s 2006 Restricted Stock Incentive Plan.

Dividends

Holders of shares of the Series AA Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, dividends at the rate of 13% per year on the Stated Value (as hereinafter defined) of each share of Series AA Preferred Stock.  Dividends on the Series AA Preferred Stock are cumulative from the date of issue, accrue whether or not they have been declared and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each such date, a “Series AA Dividend Payment Date”).  The “Stated Value” of each share of Series AA Preferred Stock is equal to $1,000 per share plus accumulated and unpaid dividends for quarterly periods ended on or prior to the date of determination minus any distributions (other than dividends not otherwise added to the Stated Value) made with respect to such Series AA Preferred Stock.

The Company may not declare, pay or set aside for payment any dividends on the Common Stock unless it has paid or declared and set aside for payment full cumulative dividends on the shares of Series AA Preferred Stock.  Dividends on the Series M Preferred Stock are paid only under certain circumstances, including redemption of shares of Series AA Preferred Stock, described in the Certificate of Incorporation.  If those circumstances exist, dividends are required to be paid on the Series M Preferred Stock regardless of whether full cumulative dividends on the Series AA Preferred Stock have been paid or declared and set aside for payment.

The existence of accrued and unpaid dividends on the Series AA Preferred Stock does not restrict the Company’s ability to repurchase or redeem shares of its capital stock.  However, the Company cannot redeem, purchase or otherwise acquire any Common Stock or other capital stock that is junior to the Series AA Preferred Stock (other than certain purchases of stock from management upon termination of employment) without the consent of the holders of a majority of the outstanding shares of Series AA Preferred Stock.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, (i) holders of Series AA Preferred Stock will be entitled to a liquidation preference over the holders of Common Stock equal to the Stated Value of each share of Series AA Preferred Stock plus accrued and unpaid dividends thereon from and including the day after the most recent Series AA Dividend Payment Date up to (but excluding) the date fixed for distribution, and (ii) members of the Company’s management will be entitled to receive, pursuant to the terms of the

Series M Preferred Stock and the Company’s Deferred Cash Incentive Plan, up to 8.0% of the total equity value of the Company after payment of liabilities (other than payments due to management under the Deferred Cash Incentive Plan) plus, if applicable, additional amounts equal to approximately 8.7% of the sum of (x) any dividends received by the holders of Series AA Preferred Stock and Common Stock prior to such liquidation, dissolution or winding up and (y) to the extent payments with respect to the Deferred Cash Incentive Plan or the Series M Preferred Stock were not previously made with respect thereto, redemption proceeds received by the holders of Series AA Preferred Stock as a result of a partial redemption of the Series AA Preferred Stock prior to such liquidation, dissolution or winding up.  Payments to be made to holders of Series AA Preferred Stock will be on parity with payments to the holders of Series M Preferred Stock.

If, upon a liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Series AA Preferred Stock and Series M Preferred Stock are not paid in full, the holders of the Series AA Preferred Stock and the Series M Preferred Stock will share ratably in the distribution of assets available for distribution in proportion to the amounts payable per share if such assets were sufficient to permit payment in full.  After payment in full of the liquidation preference to which it is entitled, the Series AA Preferred Stock will not be entitled to any further participation in any distribution of the Company’s assets.

Redemption

The Series AA Preferred Stock is redeemable at the option of the Company at any time, in whole or in part,  at an amount equal to the Stated Value thereof plus accrued and unpaid dividends thereon from and including the day after the most recent Series AA Dividend Payment Date up to (but excluding) the date of redemption (the “Redemption Price”).  If less than all the Series AA Preferred Stock is redeemed then such redemption shall be made pro rata among the holders of such Series AA Preferred Stock.  Written notice of any redemption shall be mailed to each holder of record of Series AA Preferred Stock at least 10 and not more than 60 days prior to the date fixed for redemption.

From and after the date fixed for such redemption, unless the Company defaults on payment of the Redemption Price, dividends will cease to accrue on shares of Series AA Preferred Stock called for redemption and all rights of holders of these shares will terminate except the right to receive the Redemption Price.

Upon any redemption of Series AA Preferred Stock, holders of Series M Preferred Stock may be entitled to a cash dividend calculated as set forth in the Company’s Amended and Restated Certificate of Incorporation and/or payments may be required to be made pursuant to the Company’s Deferred Cash Incentive Plan.  If a dividend is required to be paid on the Series M Preferred Stock, the Series AA Preferred Stock cannot be redeemed unless sufficient funds are legally available to pay such dividend and the Company’s Board of Directors has declared such dividend and sufficient funds have been set aside for full payment thereof.

Conversion

If the Series AA Preferred Stock has not been redeemed or repurchased by July 18, 2011, the holders of at least 40% of the outstanding shares of Series AA Preferred Stock shall have the right to cause all of the outstanding Series AA Preferred Stock to be converted into a number of shares of Common Stock equal to 99.99% of the number of fully diluted shares of Common Stock following such conversion; provided, however, that if a merger has been consummated pursuant to the “Merger Exception” described below, any shares of Common Stock  issued to the other party shall not be counted in the fully diluted shares of Common Stock.  Fully diluted shares of Common Stock means all Common Stock outstanding, all Common Stock issuable upon the conversion or exchange of any securities (other than the Series AA Preferred Stock and the Series M Preferred Stock), and all Common Stock issuable upon the exercise of any options, warrants or other rights.  If a valid notice of redemption of the Series AA Preferred Stock has been given, the conversion right shall not be exercisable unless the Company defaults in payment in full of the redemption price.

Voting Rights

Except as set forth below or as required by applicable law, the holders of Series AA Preferred Stock do not have voting rights, but do have the right to elect 2 out of the 7 members of the Company’s Board of Directors.  On or after July 18, 2010, in connection with a vote on the sale of the Company, the directors elected by the holders of the Series AA Preferred Stock will be entitled to three votes, while all other directors will be entitled to one vote.  If the Series AA Preferred Stock is not redeemed, repurchased or converted to Common Stock by the 60th day after July 18, 2011, the size of the Board of Directors will automatically increase by 4 directors and the holders of the Series AA Preferred Stock will have the ability to elect such additional directors.  After such increase, the holders of  the Series AA Preferred Stock would then have the right to elect a majority of the members of the Board of Directors.

In addition, there are a number of actions that the Company cannot take without the consent of certain of the holders of Series AA Preferred Stock.

Without the consent of the holders of a majority of all the outstanding shares of Series AA Preferred Stock, voting separately as a class, the Company may not:

•                  create, authorize or issue shares of stock (other than 8,000 shares of Series M Preferred Stock) that rank either senior to or on parity with the Series AA Preferred Stock with respect to liquidation or dividends; or

•                  redeem, purchase or otherwise acquire any Common Stock or other capital stock that is junior to the Series AA Preferred Stock (other than certain purchases of stock from management upon termination of employment).

Without the consent of the holders of at least two-thirds of all the outstanding shares of Series AA Preferred Stock, voting separately as a class, the Company may not:

•                  sell or dispose of all or substantially all of its assets unless, as part of such transaction, the Series AA Preferred Stock will be redeemed and any remaining balance on the Company’s 13% Senior Subordinated Notes due 2010 (the “13% Senior Subordinated Notes”) will be paid in full;

•                  amend any provision of the Company’s Amended and Restated Certificate of Incorporation in a manner that materially and adversely affects the rights of the Series AA Preferred Stock; or

•                  merge or consolidate with any other entity, other than (i) reincorporation and certain other mergers that qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, (ii) mergers or consolidations that result in (A) the Series AA Preferred Stock being converted on the closing date thereof into cash equal to the Redemption Price as of such closing date and (B) the remaining balance of the 13% Senior Subordinated Notes being paid in full and (iii) mergers that meet certain financial and other tests described in the following paragraph (the “Merger Exception”).

Under the Merger Exception, a merger transaction will not require the approval of the holders of two-thirds of the outstanding shares of Series AA Preferred Stock if, after giving effect to the merger, (1) the pro forma ratio of EBITDA to total interest and dividend obligations for the most recent four fiscal quarters for which financial statements are available prior to the date the agreement to effect such merger was entered into (the “Prior Four Quarter Period”) is at least 10% higher than the Company’s actual ratio of EBITDA to total interest and dividend obligations for the Prior Four Quarter Period, (2) the pro forma ratio of the sum of total funded debt plus the Stated Value of the Series AA Preferred Stock as of the end of the Prior Four Quarter Period to EBITDA for the Prior Four Quarter Period is at least 10% less than the Company’s actual ratio of the sum of total funded debt plus the Stated Value of the Series AA Preferred Stock as of the same date to EBITDA for the same period, (3) the conversion right described above will, if exercised, result in the Series AA Preferred Stock converting into at least 51% of the common equity of the surviving parent entity, and (4) holders of a majority of the Series AA Preferred Stock will continue to be able to elect a majority of the board of directors of the surviving parent entity if the Series AA Preferred Stock is not redeemed prior to July 18, 2011.

Registration Rights Agreement

The Company and the holders of Series AA Preferred Stock have entered into a Registration Rights Agreement, dated July 18, 2006.  Under this Registration Rights Agreement, at any time after April 18, 2007 and prior to July 18, 2008, the holders of a majority of the shares of Series AA Preferred Stock issued pursuant to the Company’s plan of reorganization to holders of claims relating to the Company’s senior subordinated debt, may require the Company to register an underwritten public offering of the Series AA Preferred Stock.

Item 2.  Exhibits.

The following exhibits are being filed with the copies of this Form 8-A Registration Statement:

Exhibit No.	Description
3.1

Amended and Restated Certificate of Incorporation of the Company, effective as of July 18, 2006 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on July 24, 2006).

3.2	Amended and Restated Bylaws of the Company, effective as of July 18, 2006 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on July 24, 2006).

3.3	Form of Stock Certificate evidencing the Series AA Preferred Stock.

4.1

Registration Rights Agreement, dated as of July 18, 2006, among the Company and holders of the Series AA Redeemable Preferred Stock (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on July 24, 2006).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PLIANT CORPORATION

	By:	/s/ Joseph J. Kwederis
November 17, 2006		Name:	Joseph J. Kwederis
		Title:	Senior Vice President and Chief Financial Officer